

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 31, 2012

Via E-Mail
Stephen Pearce
Chief Financial Officer
Golden Goliath Resources, Ltd.
675 West Hastings Street, #711
Vancouver, British Columbia
Canada V6B 1N2

> **Re:** **Golden Goliath Resources Ltd.**
> **Form 20-F for the Fiscal Year Ended August 31, 2011**
> **Filed February 14, 2012**
> **Amendment No. 1 to Form 20-F for the Fiscal Year Ended August 31, 2011**
> **Filed June 25, 2012**
> **Response dated June 28, 2012**
> **File No. 000-31204**

Dear Mr. Pearce:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Amendment No. 1 to Form 20-Ffor the Fiscal Year Ended August 31, 2011

Item 15, Controls and Procedures, page 63

1.   We note your response to comment three in our letter dated May 5, 2012 indicating that your management provided an evaluation of your disclosures, controls and procedures and internal control over financial reporting as of November 30, 2011. We note that disclosure controls and procedures and internal control over financial reporting must be evaluated as of the end of the fiscal year covered by the report, August 31, 2011. Please revise as appropriate to comply with Rule 13a-15 of Regulation 13A.

Exhibits

2.   We note your response to comment 4 in our letter dated May 3, 2012, and we reissue the comment. Please file your Final Earn-in and Shareholders Agreement with a Mexican subsidiary of Agnico-Eagle Mines Limited or explain why this agreement is not material to investors. Note that you must file every contract that is material to you and (i) is to be performed in whole or in part on or after the date you file the registration statement or (ii) was entered into not more than two years before the filing date. See Instruction 4 as to Exhibits on Form 20-F. You may apply for confidential treatment for portions of the agreement which are not material to investors. Please note that, if the agreement is material, you may not apply for confidential treatment of the entire agreement. For guidance, please refer to Exchange Act Rule 24b-2 and Staff Legal Bulletin No. 1A, available at http://www.sec.gov/interps/legal/slbcf1r.htm.

3.   We note your response to comment 5 in our letter dated May 3, 2012, and we reissue the comment. Please note that a blanket statement referring investors to exhibits in your previous filings is insufficient. Form 20-F requires you to list each exhibit filed with the form in your exhibit index according to the instruction number each exhibit was assigned. To the extent that you incorporate exhibits by reference to past filings, please confirm, and provide us draft disclosure, that you will list the exhibits that are incorporated by reference and describe where the original exhibit may be found. For example, we note that the Form 20-F indicates you are incorporating the Notice of Articles and Articles of Incorporation, the instruments defining the rights of holders of equity or debt securities, and material contracts from prior filings. If you have filed no material contracts with your Form 20-F, please confirm, and provide us with draft disclosure, that you will state that no material contracts were filed with your Form 20-F in future filings.

        You may contact Joanna Lam at (202) 551-3476 or Nasreen Mohammed at (202) 551-3773 if you have questions regarding comments on the financial statements and related matters. Please contact Adam Turk at (202) 551-3657 or David Link, at (202) 551-3356 with any other questions.

                                Sincerely,

                                /s/Tia L. Jenkins

                                Tia L. Jenkins
                                Senior Assistant Chief Accountant
                                Office of Beverages, Apparel, and
                                Mining